Client Matter No.: C 04488-00014

Brian J. Lane
Direct: 202.887.3646
Fax: 202.530.9589

March 26, 2010

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F St, N.E.
Washington, D.C. 20549-3628

Re: Cedar Fair, L.P.
Schedule 13G and related amendments filed by Q Funding III, LP, Prufrock
Onshore, L.P., and J. Alfred Onshore, LLC, and Geoffrey Raynor
Filed January 19, 20 & 25, 2010
Schedule 13D filed February 12, 2010, as amended February 18, 2010 and February 24, 2010
File No. 5-38510

Dear Ms. Duru:

Thank you for taking the time to speak with us last week and for affording us this further opportunity to address the Staff's questions. The following numbered paragraphs set forth our responses to the Staff's follow-up inquiries in its letter dated March 17, 2010 and in our conversation last week (after each of the Staff's comments in boldface type below):

General

1. We note that you have requested confidential treatment for the entirety of each of the response letters dated February 26, 2010 and March 3, 2010. Your request is overly broad and does not comply with Rule 83 of the Freedom of Information Act. Please promptly comply with Rule 83 if you still desire confidential treatment for portions of each letter. Namely, please:

    resubmit your paper response, limiting the portions for which you seek confidential treatment pursuant to Rule 83 to only those portions that are supportable by an exemption pursuant to the Freedom of Information Act; and

    submit as correspondence via EDGAR an electronic version of the response letter that includes all the non-confidential information that is marked using brackets or other clear markings to indicate the location of any information you have omitted pursuant to the new Rule 83 request.

Concurrent with this response, we are filing the redacted correspondence electronically on EDGAR. The omitted language is commercially sensitive information relating to contacts and investment strategies during the pendency of the solicitation by Apollo Global Management. Further, some redacted material relates to legal analyses that are commercially sensitive in that if disclosed they might provide adverse counterparties with certain insights into the nature of our legal defenses.

2. We refer to Items 6 and 7 of Schedule 13D. Please file the swap agreement referenced as an exhibit to Schedule 13D. In the alternative, please supplementally provide us with a copy of the agreement along with your well reasoned legal analysis regarding why the agreement should not be filed as an exhibit to the Schedule 13D.

We respectfully submit that the referenced cash-settled swap agreements are neither required by law to be filed, nor customarily filed by those similarly situated. As requested, we are providing you with a copy of the swap agreements supplementally under Rule 12b-4, with the expectation that all copies thereof will be destroyed or returned at the end of the Staff's review.

Schedule 13D, Item 7, requires, in part, that contracts that are "options, puts, calls, guarantees of loans, [and] guarantees against loss or of profit" be filed as exhibits to the Schedule 13D. The swap at issue is long only and cash-settled. As such, it does not have the aspects of either a put or call option (which envision physical delivery of shares). Nor is the swap at issue a guarantee against profit or loss. As this is a "long-only" swap, it does not hedge the remaining position of the Filing Persons. The swap increases in value as unit prices increase, and it requires a payment if unit prices fall. Thus, there is no guarantee, let alone even a cushion against loss.

Even if the Staff were to find otherwise, the exhibit requirement under Item 7 must by its very nature have a materiality standard implied. To interpret otherwise would be to defeat one of the principal policies underlying the federal securities laws relating to disclosure. To require inclusion of immaterial exhibits would risk burying important information with a volume of extraneous information.

To our knowledge, only one federal court has considered the issue of whether swaps disclosed under Item 6 need to be filed as exhibits under Item 7. The relevant language is quoted below:

Item 6 of Schedule 13D mandated disclosure of any contracts, arrangements, understandings, or relationships with respect to any CSX securities. CSX contends that defendants failed to disclose material terms of their swap agreements, the number of shares referenced in each, and the aggregate number of shares referenced in all of their swaps, and failed to file the swap agreements under Item 7. Moreover, CSX asserts that 3G failed to disclose the material terms of its credit default swaps. Defendants disclosed that (1) they had swaps and the counterparties to those swaps, (2) the aggregate percentage of shares that were referenced in those swaps, and (3) 3G had credit default swaps. Moreover, they disclosed in Item 5 that they had calculated the percentages of their holdings based on the assumption that CSX had 420,425,477 shares outstanding. While defendants might have disclosed more, what they omitted was not material. Further, assuming arguendo that defendants should have included the actual swap agreements in Item 7, their failure to do so was de minimis.230 CSX v. TCI, 562 F. Supp. 2d 511 (S.D.N.Y. 2008). "The Court doubts whether any reasonable investor would have found those agreements, some of which exceeded 100 pages, important in making an investment decision." [last footnote rendered as text]

It is hard to argue with Judge Kaplan's analysis, especially since his opinion was otherwise quite critical of the defendant. In our situation, the facts are even more compelling. Unlike the large swap positions in the CSX case, Q Funding has a swap arrangement covering only less than 1% of the issuer's shares. The rest of its approximately 18% position is held in units.

Even if the Staff were to find the swap to be somehow potentially material, we believe that the amount of cash-settled swaps involved here - less than 1% - is in any event de minimis. The Staff, as you know, has made determinations on related Schedule 13D matters that one percent is a de minimis amount. For example, Schedules 13D need not be amended for changes of less than one percent. Thus, we think that the swap at issue here is not only immaterial, it is de minimis.

Finally, we point to the practice in the profession. While not determinative in itself, it provides the Staff with important insight into the legal analysis of the private bar in the absence of Staff guidance. It is fair to say that, after the CSX case, there was greater uncertainty about what to report under Item 6 and file pursuant to Item 7. See, e.g., The Corporate Counsel "Schedule 13D/G - CSX and Other Uncertainties - Time for Staff Input" (Jan.-Feb. 2009).

To assist the Staff in understanding the practice under Item 7, we researched the EDGAR data base for any Schedule 13Ds that mentioned swaps or cash-settled swaps. Based upon preliminary review of over 75 Schedule 13Ds disclosing cash-settled swaps that were filed in the last two years, we could find no cash-only swap agreements filed as exhibits. Accordingly, we believe that it would be accurate to say that the practice is fairly universal in not filing cash-settled swap agreements

In conclusion, we do not believe that the cash-settled swap, under our facts and circumstances, falls within the language of Item 7, nor is it material to investors. Regardless, since the position is de minimis, there is no need to have the long-only cash-settled swap filed as an exhibit.

____________________

We trust the foregoing adequately addresses the Staff's comments. Feel free to call me at (202) 887-3646 if I can be of further assistance.

Very truly yours,

Brian J. Lane

Cc: David B. H. Martin, Covington & Burling LLP
William B. Holloway, Jr., Esq., on behalf of the Filing Persons
Thomas W. Briggs, Esq., on behalf of the Filing Persons

Client Matter No.: C 04488-00014

Brian J. Lane
Direct: 202.887.3646
Fax: 202.530.9589

March 3, 2010

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F St, N.E.
Washington, D.C. 20549

Re: Cedar Fair, L.P.
Schedule 13G and 13G/A filed by Q Funding III, LP, Prufrock
Onshore, L.P., and J. Alfred Onshore, LLC, and Geoffrey Raynor
Filed January 19, 20 & 25, 2010
Schedule 13D filed February 12, 2010, as amended February 18, 2010 and February 24, 2010
File No. 5-38510

Dear Ms. Duru:

As we discussed on the phone Monday, here is a more complete breakdown of contacts between the Filing Persons ("Q") and unitholders of Cedar Fair LP.  This information has been provided to me by our client, and to our client's best knowledge this is a complete list.  It does not include contacts with brokers that may have called Q, or vice versa, in regards to transactions, because these conversations were limited to price and quantity discussions involving possible purchases.  The only other contacts with brokers were reminders to read Q's press release and SEC filings, on behalf of their clients and pass on Q's contact information should any unitholder want to speak with us.  Likewise, it does not include unitholders who called their Public Relations firm Abernathy MacGregor, which was instructed to only accept incoming calls in response to Q's press release.  Further, it does not include contacts with Q's information agent, DF King (which was retained only to accept incoming calls and answer questions regarding Q's letter to unitholders). DF King did call one broker at our client's request, but this broker called our client after he read our client's letter to unitholders, and our client asked DF King to call the broker back.  Likewise DF King made an introduction to *** for Q.

Our client has informed me that the first contact with anyone about Cedar Fair occurred on ***.

The first contact with a unitholder came on ***.

There was a follow-up call with the ***.

***

I should pause to note here that Q sought the advice of David and myself about the appropriate conduct for a filer on a Schedule 13G and the rules for the road of maintaining passive status.   Q expressed very clearly to David and me that it was passive and wished to remain passive and did not want to do anything that could be perceived as "active" or inappropriate for a filer on a Schedule 13G.  In response, both of us laid out traditional advice about what could be said and what must be avoided.

***

As you can see, the direct contacts between Q and other unitholders have been extremely limited, totaling only *** unitholders.  Again, this excludes brokers and information agents.  Q has made it very clear that it followed our advice and that nothing was discussed outside of information contained in the press release and Schedule 13D.

Obviously, this should lay to rest any concerns about a tender offer.  Likewise, I think this record demonstrates a passive reactive intent.  These are not the actions of a so-called 13D Group or of an investor trying to influence management.

That leaves the issue of the proxy rules.  We firmly believe that there is no question as to the exempt status of the press release and exempt notice on February 18th.  The Staff has yet to raise concern with these communications.  Thus, one is left to consider whether a series of phone calls with *** unitholders (several of which initiated contact with Q) was disqualifying conduct somehow.  We, and the Bar, would be quite surprised if this were to be the outcome of this comment process.

***

As to the possible transaction with ***, we are aware of no rule or Staff interpretations that have ever raised proxy issues when someone is buying the security at issue.  The potential *** transaction is just such a transaction.  It is primarily a purchase of units, and only secondarily accompanied by a voting agreement.

The Staff should draw further comfort from the fact that this is a potential transaction with only one unitholder.  It is true that brokers may come forward with others in the coming days, but we do not think that would change the analysis.  The record is clear of limited communication and no true solicitation of proxies, as that term was meant when the 1992 amendments were promulgated.  The record and intent is clear, I believe, that Rule 14a-2(b)(1) was intended to apply unless, either, the proponent reserved the right to come forward with its own deal later, or solicited proxies (as in a true contest).  Q has done neither.

I would submit respectfully that the Staff should recognize that Q only wants one thing.  It wants unitholders to vote no.  It has no proposals of its own.  It has no candidates to put forward to manage the company.  It wants nothing that would require a proxy statement to be filed.  It has nothing to send unitholders in the way of a proxy card that would differ in any way from management's card.  As I stated, it wants unitholders to vote no for the reasons that it plans to vote no, and it has made use of a proxy exemption specifically designed to accommodate just this conduct.

Should the Staff have further concerns, we request a chance to discuss them at your earliest convenience.  As you know, time is of the essence in deciding to proceed with the *** transaction.  Q is willing to cancel the proposed transaction if the Staff is of a view that it is disqualifying conduct that could put its exempt status in jeopardy.  David and I are comfortable that such a transaction should not be disqualifying conduct.

If you have any questions, please contact myself at (202) 887-3646 or David Martin at (202)  662-5128.  I shall be out of pocket until late Wednesday night, but shall make every effort to get back to you promptly.

Sincerely,

Brian J. Lane

Cc: David B. H. Martin, Covington & Burling LLP
William B. Holloway, Jr., Esq., on behalf of the Filing Persons
Thomas W. Briggs, Esq., on behalf of the Filing Persons

100834446_1.DOC

Confidential Treatment Requested by Q Funding III, L.P.

*** - Information omitted and provided under separate cover to the Staff Pursuant to Rule 83

Client Matter No.: C 04488-00014

Brian J. Lane
Direct: 202.887.3646
Fax: 202.530.9589

February 26, 2010

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F St, N.E.
Washington, D.C. 20549

Re: Cedar Fair, L.P.
Schedule 13G and 13G/A filed by Q Funding III, LP, Prufrock
Onshore, L.P., and J. Alfred Onshore, LLC, and Geoffrey Raynor
Filed January 19, 20 & 25, 2010
Schedule 13D filed February 12, 2010, as amended February 18, 2010 and February 24, 2010
File No. 5-38510

Dear Ms. Duru:

Thank you for taking the time to speak with David Martin and me yesterday morning and for affording us this further opportunity to address the Staff's questions. We continue to represent Q Funding III, L.P. and the related entities in the above-captioned Schedule 13G filing and subsequent filings on Schedule 13D (the "Filing Persons"). In order to assist the Staff with understanding the facts and strategies at issue, we request confidential treatment of this submission under Rule 83 until a year after the transaction in question is resolved. This will protect the competitive position of the Filing Persons.

The following numbered paragraphs set forth our responses to the Staff's follow-up inquiries in its letter dated February 22, 2010 and in our conversation yesterday (after each of the Staff's comments in boldface type below):

1. We refer to your response letter dated February 1, 2010 and do not agree. Given the particular facts surrounding the Filing Persons' investment in Cedar Fair, we are unable to agree with the analysis and conclusions set forth in your response regarding the range of actions persons may engage in whilst remaining eligible to file as passive investors pursuant to Exchange Act Rule 13d-1(c).

The following supplements our responses of February 1, 2010. As the analysis necessarily involves a balancing of various facts and circumstances, we are hopeful that the Staff will raise no objections, in light of the additional facts and analysis.

Response:

***

2. Please explain why the Schedule 13D amendment filed February 24, 2010 does not constitute a tender offer (our paraphrase of the Staff's oral comment).

Response:

***

In conclusion, there is no meaningful indicia of a tender offer contained in the disclosure contained in the amendment to Schedule 13G.

3. Please explain why the Schedule 13D amendment filed February 24, 2010 did not constitute a non-exempt proxy solicitation (our paraphrase of the Staff's oral comment).

Response:

***

____________________

We trust the foregoing adequately addresses the Staff's concerns. Consistent with my last letter, and though likely implicit in any situation like this one, the Filing Persons' plans and intentions could be altered in the future, based on a revised offer, communications with the Company, or any third parties. They are mindful of their obligations under the federal securities laws and, should circumstances change, they will comply accordingly. Feel free to call me at (202) 887-3646 if I can be of further assistance.

Very truly yours,

Brian J. Lane

cc: David B. H. Martin, Covington & Burling LLP
William B. Holloway, Jr., Esq., on behalf of the Filing Persons
Thomas W. Briggs, Esq., on behalf of the Filing Persons

100834437_1.DOC

Confidential Treatment Requested by Q Funding III, L.P.

*** - Information omitted and provided under separate cover to the Staff Pursuant to Rule 83